UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

6 May 2004

BLUE SQUARE – ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Blue Square at a Glance

•	Israel's leading supermarket chain
•	161 supermarkets serving millions of satisfied customers
•	Publicly-owned company with shares traded on the NYSE and the Tel Aviv Stock Exchange (TASE)
•	Controlling interest (78.2%) owned by the Bronfman-Alon Group
•	Operates Israel's leading supermarket brands: MEGA, Super Center, and Shefa Shuk
•	291,000 square meters of selling space
•	28% share of Israel's supermarket sales
•	2003 revenues: over NIS 5.1 billion (U.S. $1.2 billion)
•	2003 gross margins: 26.9%
•	2003 EBIDTA - 6.6%
•	2003 operating margins: 3.9%

Selected Data

	1999	2000	2001	2002	2003
Revenues (NIS Millions)	5,222	5,509	5,828	5,444	5,171
Operating Income (NIS Millions)	234	287	317	219	203
Operating Margins (Percentages)	4.5%	5.2%	5.4%	4.0%	3.9%
EBITDA (1) (Percentages)	6.9%	7.9%	7.9%	6.8%	6.6%
Net Income (Loss) (2)(3) (NIS Millions)	85.8	137.0	150.8	7.2	(7.0)
Earnings per share (Loss) (2)(3) (NIS)	2.24	3.57	3.93	0.19	(0.18)

(1)	Earnings before Interest, Tax, Depreciation, and Amortization (Earnings Excluding one-time provisions).

(2)	2002 – including first-time application of Standard No. 15.

(3)	2003 – including expenses incurred in change in ownership, efficiency plan and closure of non profitable stores.

Store Highlights

	1999	2000	2001	2002	2003
No. of stores at year end	165	168	171	173	161
Changes in same supermarket sales	3.4%-	4.4%-	3.2%-	11.2%-	11.2%-
Selling area (sq. mtrs.) at year end	239,000	258,000	279,000	292,600	290,800
Annual sales per sq. mtr.	23,068	22,017	21,665	19,299	17,906
Sales per employee (NIS thousands)	719	743	750	732	758

Management
Matthew Bronfman, Chairman, Board of Directors
David Wiessman, Vice Chairman, Board of Directors
Gil Unger, President and Chief Executive Officer
Emanuel Avner, VP Finance, CFO
Uri Falach, VP Trade
Michael Lev, VP Operations
Sandrine Montsma, VP Marketing
Avi Belfer, Head of Planning and Maintenance Division
Moshe Shatz, Head of Human Resources Division
Odelia Levanon, Head of Information Technology Division (CIO)
Iris Penso, General Counsel & Corporate Secretary
Shay Lifshitz, Manager of Business Development
Dan Parness, Manager of Property and Development

Dear Shareholder,

2003 was a major transitional year for Blue Square-Israel, beginning with the acquisition of a controlling interest in the Company last June by the Bronfman-Alon Group. Since then, we have thoroughly evaluated the Company’s positioning and work plans, and charted an aggressive new strategy focused on leadership and growth. We have assembled a new management team consisting of both Blue Square veterans and visionary newcomers, and planned a pioneering options program to incentivize them.

To secure the Company’s financial platform, in August we completed an oversubscribed NIS 400 million bond offering. Half the bonds in the issue were convertible debentures that are already “in the money,” delivering significant value while insuring the capital strength of the Company. We also distributed two dividends totaling NIS 493 million, $2.90 per ADS, since acquiring the Company, representing a significant yield to our shareholders.

By carrying out groundbreaking negotiations with the employees, we gained their full co-operation regarding the necessity of substantial layoffs. We then dismissed some 250 employees, including about 20% of our Headquarters staff (about 100 employees) and another 150 store employees. This is a painful but necessary move that will enable us to improve our efficiency and operational results in the coming years.

Also during the year, we launched a number of synergetic co-operations between Blue Square and its new sister companies.

Now, Blue Square is positioned for growth. Thanks to continuous cost-cutting efforts, Blue Square has emerged from three years of recession with streamlined operations, world-class brands, and strong financials.

To lead the way, we have appointed a new CEO. As proven through his performance at IKEA Israel, New-Pharm and SuperPharm, Gil Unger brings Blue Square a wealth of marketing savvy and operational experience, and will work to build Blue Square into a true retail phenomenon. To do so, Gil will leverage Blue Square’s significant assets: its leading MEGA, SuperCenter, and Shefa Shuk brands and its deep financial resources.

At this juncture, it is fitting to express our thanks to Blue Square’s past CEO, Yoram Dar, whose focus on efficiency helped Blue Square maintain its strength during the recession years. We thank him for his years of dedicated service and wish him well in the future.

2003
2003 was Blue Square’s second year of declining revenues, reflecting Israel’s 10.9% unemployment, strengthening competition, and a continuing policy of closing unprofitable stores. The rise of competition from deep-discount “privates” was especially troubling. These smaller chains have taken advantage of some freedoms they enjoy as compared to Israel’s organized chains: they use lower-cost non-unionized labor and smaller headquarter. In addition, some of them sell non-kosher food and operate on Saturday. As a result, in 2003 the privates took market share from the organized sector, contributing to Blue Square’s 5% reduction in revenues as compared to 2002. The sales decline was most severe during the first quarter of the year, and moderated significantly during the second and third quarters. In the fourth quarter, sales were just 0.5% lower than they were in the fourth quarter of 2002, an encouraging trend.

From the standpoint of operations, we are pleased to have been able to maintain stable margins despite falling revenues, and to increase average revenues per employee.

As we move into 2004, the Company’s new management has begun executing a new strategy focused on recovery and growth. The strength and depth of our financial resources is a solid basis for our new work plan. We are pleased that Maalot, the Israeli affiliate of Standard & Poor’s, conferred an AA Credit Rating on our August bond offering. Among other things, this prestigious rating reflected the Board of Directors’ resolve to maintain conventional financial associations.

2004: Focus on Growth and Market Share
In 2004 and beyond, we will work according to an aggressive strategy with the goal of expanding our market share. Our work plan includes the following elements:

•	Streamlined Brand Strategy: With 7 different store brands, our marketing efforts have been too diffuse, preventing us from fully leveraging our brand capital. Now, we will focus on just three brands: MEGA, Super Center, and Shefa Shuk, creating exciting new marketing initiatives for each of them. The investment required to carry out this program is likely to increase our expenses and reduce our margins in the short term. However, we believe it will pay off over the long term.

•	Continued efficiency measures: with a steady eye on our operating margins, we will continue to improve our category management, shelf management, and Logistic Center operations.

•	Better utilization of real estate: Blue Square today owns some 210,000 square meters of fully-owned stores, offices, and Logistics Center. We plan to maximize the benefit of these assets.

•	Synergies with Alon-Dor Group – Sister Companies:

•	New Customer Club: Today, Blue Square operates two separate customer clubs (the “legacy” Buy & Bonus Club and the MEGA Club), while the Alon-Dor Group operates the Speedimat Club. We are examining the possibility of merging these separate clubs to form a huge new entity that will allow optimization of marketing investments and offer superior value to members.

•	Other Synergies: We are currently in the process of procuring statutory monitoring and operating licenses for gas stations in Mega parking lots. This is the first application of its kind in Israel.
Blue Square has begun incorporating the Alon-Dor “Segafredo Espresso Bar” in a number of its stores, and in the near future will do procurement services for the 51 Super Alonit Convenience Stores owned by Alon-Dor.

Management Incentives
The correct motivation of our managers is key for achieving our goals. To align the interests of our managers with those of our shareholders, we plan to institute an options program for all levels of Blue Square management. We believe this program will increase our managers’ awareness of Blue Square’s “big picture” goals, responsibilities, and strategies, and help the entire team to work effectively as a unit to improve shareholder value.

Conclusion
Taken as a whole, we are excited as we look into the future. With an experienced and motivated management team, substantial financial resources, Israel’s strongest brand names, and the right strategies, we are ready to begin the next stage of Blue Square’s development. We are confident that Blue Square will prosper in the years ahead, strengthening its leadership of Israeli retail.

We thank our customers, employees, suppliers, and investors for their continued support, and pledge to work tirelessly to continue building Blue Square’s value.

Faithfully yours,

Mr. Matthew Bronfman	Mr. David Wiessman
Chairman, Board of directors	Vice Chairman, Board of directors
Blue Square-Israel Ltd.	Blue Square-Israel Ltd.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

ADJUSTED TO THE NIS OF DECEMBER 2003

INDEX

Page

Report of Independent Auditors	2
Consolidated Balance Sheets	3-4
Consolidated Statements of Operations	5
Consolidated Statements of Changes in Shareholders' Equity	6
Consolidated Statements of Cash Flows	7-8
Notes to Consolidated Financial Statements	9-43
Appendix to the Financial Statements - Schedule of Principal Investee Companies	44

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

BLUE SQUARE – ISRAEL LTD.

        We have audited the accompanying consolidated balance sheet of Blue Square – Israel Ltd. (the “Company”) and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2003, and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 21 to the consolidated financial statements).

        As described in Note 2a, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 8, 2004	A Member of Ernst & Young Global

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
BLUE SQUARE - ISRAEL LTD.

We have audited the accompanying consolidated balance sheet of BLUE SQUARE – ISRAEL LTD. (the “Company”) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company and subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 12, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2002, and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 21 to the consolidated financial statements).

As described in Note 2a, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

LUBOSHITZ KASIERER
An affiliate member of Ernst & Young International

Tel-Aviv, Israel
March 24, 2003

- 2a -

This is a copy of the previously issued Independent Public Accountants’ report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
BLUE SQUARE - ISRAEL LTD.

We have audited the accompanying consolidated balance sheet of BLUE SQUARE – ISRAEL LTD. (the “Company”) and subsidiaries as of December 31, 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2001, and the consolidated results of operations, changes in shareholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 21 to the consolidated financial statements).

As described in Note 2a, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

LUBOSHITZ KASIERER
Arthur Andersen
Tel-Aviv, Israel
March 12, 2002

- 2b -

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2003

					Convenience translation (Note 2o)
		December 31,			December 31,
		2002		2003	2003
	Note	Adjusted NIS			U.S. dollars
	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents			13,707	63,255	14,445
Marketable securities			-	15,137	3,457
Trade receivables	3		517,563	512,972	117,144
Other accounts receivable	4		96,624	118,762	27,120
Inventories	5		330,307	276,113	63,054

			958,201	986,239	225,220

INVESTMENTS IN INVESTEE COMPANIES	6		2,902	3,999	913

FIXED ASSETS, NET	7	*)	2,163,634	2,073,169	473,434

OTHER ASSETS, NET:	8
Goodwill		*)	83,556	82,535	18,848
Deferred charges			24,440	53,738	12,272

			107,996	136,273	31,120

			3,232,733	3,199,680	730,687

    *)        Reclassified.

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of December 2003

				Convenience translation (Note 2o)
		December 31,		December 31,
		2002	2003	2003
	Note	Adjusted NIS		U.S. dollars
	(In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others	9	318,424	212,521	48,532
Trade payables		716,147	700,626	159,997
Other accounts payable and accrued
expenses	10	311,807	361,923	82,649

		1,346,378	1,275,070	291,178

LONG-TERM LIABILITIES:
Long-term loans from banks	11	355,320	286,084	65,331
Debentures	12	-	200,000	45,672
Convertible debentures	12	-	200,000	45,672
Deferred taxes	13b	15,858	15,322	3,499
Accrued severance pay	14	23,666	25,599	5,846

		394,844	727,005	166,020

MINORITY INTEREST		152,095	160,265	36,599

CONTINGENT LIABILITIES AND COMMITMENTS	15

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares at
December 31, 2003 and 2002; Issued
and outstanding: 38,400,000 shares
at December 31, 2003 and 2002	16	52,121	52,121	11,902
Additional paid-in capital		741,008	741,008	169,219
Retained earnings:
Dividend declared after balance sheet
date		-	198,421	45,312
Unappropriated		546,287	45,790	10,457

		1,339,416	1,037,340	236,890

		3,232,733	3,199,680	730,687

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

March 8, 2004
——————————	——————————	——————————	——————————
Date of approval of the financial statements	Matthew Bronfman Chairman of the Board of Directors	David Wiessman Vice Chairman and Acting Chairman of the Board of Directors	Emanuel Avner Vice President and Chief Financial Officer

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

Adjusted to the NIS of December 2003

					Convenience translation (Note 2o)
		Year ended December 31			Year ended December 31
		2001	2002	2003	2003
	Note	Adjusted NIS			U.S. dollars
		(In thousands, except share and per share data)

Sales		5,828,391	5,444,306	5,170,510	1,180,751
Cost of sales		4,215,439	3,974,628	3,777,411	862,619

Gross profit		1,612,952	1,469,678	1,393,099	318,132
Selling, general and administrative
expenses	18a	1,296,217	1,250,662	1,190,425	271,849

Operating income		316,735	219,016	202,674	46,283
Financial income (expenses), net	18b	(13,109)	15,900	(48,813)	(11,147)

		303,626	234,916	153,861	35,136
Amortization of goodwill		(5,277)	(5,277)	(5,740)	(1,311)
Other expenses, net	18c	(18,152)	(174,004)	(136,612)	(31,197)

Income before taxes on income		280,197	55,635	11,509	2,628
Taxes on income	13c	107,823	42,078	8,445	1,928

Income after taxes on income		172,374	13,557	3,064	700
Equity in earnings (losses) of
affiliates, net		3,561	(363)	742	169
Minority interest		(25,123)	(5,953)	(10,852)	(2,478)

Net income (loss)		150,812	7,241	(7,046)	(1,609)

Earnings (loss) per Ordinary share or
ADS		3.93	0.19	(0.18)	(0.04)

Weighted average number of shares or
ADS outstanding during the period		38,400,000	38,400,000	38,400,000	38,400,000

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of December 2003

			Retained earnings
	Share capital	Additional paid-in capital	Dividend declared after balance sheet date	Unappropriated	Total
	Adjusted NIS
	(In thousands)

Balance as of January 1, 2001	52,121	734,556	-	567,896	1,354,573

Additional paid-in capital for
transaction with previous parent
cooperative	-	6,452		-	6,452
Dividend paid	-	-	-	(51,984)	(51,984)
Dividend declared after balance sheet
date	-	-	58,477	(58,477)	-
Net income	-	-	-	150,812	150,812

Balance as of December 31, 2001	52,121	741,008	58,477	608,247	1,459,853

Dividend paid	-	-	(58,477)	(69,201)	(127,678)
Net income	-	-	-	7,241	7,241

Balance as of December 31, 2002	52,121	741,008	-	546,287	1,339,416

Dividend paid	-	-	-	(295,030)	(295,030)
Dividend declared after balance sheet
date	-	-	198,421	(198,421)	-
Net loss	-	-	-	(7,046)	(7,046)

Balance as of December 31, 2003	52,121	741,008	198,421	45,790	1,037,340

	Convenience translation into U.S. dollars (Note 2o)
	(In thousands)

Balance as of January 1, 2003	11,902	169,219	-	124,752	305,873

Dividend paid	-	-	-	(67,374)	(67,374)
Dividend declared after balance sheet
date	-	-	45,312	(45,312)	-
Net loss	-	-	-	(1,609)	(1,609)

Balance as of December 31, 2003	11,902	169,219	45,312	10,457	236,890

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

				Convenience translation (Note 2o)
	Year ended December 31			Year ended December 31
	2001	2002	2003	2003
	Adjusted NIS			U.S. dollars
	(In thousands)

Cash flows from operating activities:

Net income (loss)	150,812	7,241	(7,046)	(1,609)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities (a)	170,739	283,964	265,586	60,650

Net cash provided by operating activities	321,551	291,205	258,540	59,041

Cash flows from investing activities:

Purchase of fixed assets	(287,135)	(243,234)	(138,713)	(31,677)
Acquisition of minority interest in subsidiary	-	-	(865)	(198)
Acquisition of partner's interest in partnership	-	(6,854)	-	-
Investment grants	-	2,259	-	-
Proceeds from sale of fixed assets	9,120	13,707	29,513	6,740
Proceeds from sale of investment in affiliate	5,926	-	-	-
Collection of receivables from sale of investment
in previously consolidated companies (b)	(26)	29,445	-	-
Proceeds from sale of (investments in) marketable
securities, net	37,916	5,563	(11,572)	(2,642)
Investment in other assets	(398)	-	-	-

Net cash used in investing activities	(234,597)	(199,114)	(121,637)	(27,777)

Cash flows from financing activities:

Dividend paid	(51,984)	(127,678)	(295,030)	(67,374)
Dividend paid to minority shareholders of
subsidiaries	(106)	(24,995)	-	-
Increase (decrease) in the balance with previous
parent cooperative, net	(1,841)	15,390	(5,471)	(1,249)
Receipt of long-term loans	222,264	203,724	109,629	25,035
Repayments of long-term loans and debentures	(121,240)	(180,535)	(203,492)	(46,470)
Issuance of debentures and convertible
debentures, net of issuance expenses	-	-	393,047	89,757
Short-term credit from banks, net	(134,183)	34,348	(86,038)	(19,648)

Net cash used in financing activities	(87,090)	(79,746)	(87,355)	(19,949)

Increase (decrease) in cash and cash equivalents	(136)	12,345	49,548	11,315
Cash and cash equivalents at the beginning of the year	1,498	1,362	13,707	3,130

Cash and cash equivalents at the end of the year	1,362	13,707	63,255	14,445

Supplemental disclosure of cash flow activities:

Cash paid during the year for interest	40,109	33,103	31,462	7,185

Cash paid during the year for taxes	107,068	108,159	40,861	9,331

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of December 2003

				Convenience translation (Note 2o)
	Year ended December 31			Year ended December 31
	2001	2002	2003	2003
	Adjusted NIS			U.S. dollars
	(In thousands)

(a) Adjustments to reconcile net income (loss) to
net cash provided by operating activities:

Income and expenses not involving operating
cash flows:

Depreciation and amortization	149,697	154,138	145,190	33,156
Minority interest	25,123	5,953	10,852	2,478
Equity in losses (earnings) of affiliates *)	(3,561)	2,736	(742)	(169)
Loss from sale, disposal and impairment of
fixed assets and investments	13,847	147,772	47,359	10,815
Deferred taxes, net	(3,126)	(33,886)	(16,571)	(3,784)
Purchasing power loss (gain) on long-term
loans and other liabilities, net	(4,518)	(15,804)	8,530	1,948
Increase (decrease) in severance pay, net	4,682	(3,282)	14,735	3,365
Increase in value of marketable securities
and deposits	(3,830)	(5,563)	(3,565)	(814)

Changes in operating assets and liabilities:

Decrease (increase) in trade receivables and
other accounts receivable	(26,716)	31,900	(22,025)	(5,030)
Decrease (increase) in inventories	(29,667)	8,699	54,161	12,368
Increase (decrease) in trade payables and
other accounts payable	48,808	(8,699)	27,662	6,317

	170,739	283,964	265,586	60,650

*) Including profit distributions by
partnership	-	2,373	-	-

(b) Increase (decrease) in cash from sale of
investments in previously consolidated
companies:

Assets and liabilities of the subsidiaries at
date of sale:

Working capital deficiency (excluding cash
and cash equivalents)	(369)	-	-	-
Fixed assets and investments	26,960	-	-	-
Collection of receivable (receivable in
respect of sale)	(29,445)	29,445	-	-
Gain on sale	2,828	-	-	-

	(26)	29,445	-	-

(c) Non-cash transactions:

Sale of fixed assets on credit	-	2,765	21,861	4,992

Receivable from sale of investments in
previously consolidated companies	29,445	-	-	-

Cancellation of purchase of fixed assets	-	2,391	-	-

Purchase of partner's interest in partnership
in consideration for deposit	-	-	6,854	1,565

The accompanying notes and the appendix are an integral part of the consolidated financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	Nature of operations:

Blue Square-Israel Ltd. (“Blue Square”) is an Israeli corporation which, independently and through its subsidiaries, operates chains of supermarkets in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company markets and sells a wide range of consumer products including food and beverages, apparel, pharmaceuticals, housewares and cosmetics.

b.	Acquisition of controlling interest in the Company:

In April 2003, the Tel Aviv District Court announced that Bronfman-Alon Ltd. had been awarded the tender for the acquisition of the shares of the Company held by Co-Op Blue Square Services Society Ltd. (the “previous parent cooperative” or “Co-Op”). Co-Op held approximately 78% of the shares of the Company. In June 2003 the acquisition was completed.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel, which differ in certain respects from those generally accepted in the United States, as described in Note 21.

The significant accounting policies that were applied in the preparation of the financial statements, on a consistent basis, are as follows:

a.	Adjusted financial statements:

General:

The financial statements are presented on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”). The Company maintains its accounts in nominal NIS. The nominal figures are adjusted to NIS of equivalent purchasing power (NIS of December 2003) in conformity with principles prescribed by Statements of the Institute of Certified Public Accountants in Israel, on the basis of changes in the Consumer Price Index (“Israeli CPI”).

Balance sheet:

Nonmonetary items are adjusted in accordance with the changes in the Israeli CPI from the date of acquisition (transaction) to the balance sheet date (as published on January 15, 2004).

Monetary items are presented in the adjusted balance sheet at their nominal value. Comparative data were adjusted to NIS of December 2003.

Investments accounted for by the equity method are based on the adjusted financial statements of the investees.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The adjusted values of nonmonetary items should not be construed as a presentation of realizable values or real economic values, but merely as the original values adjusted for the changes in the general purchasing power of the currency.

Statement of income:

Revenues are adjusted in accordance with the change in the Israeli CPI from transaction date to balance sheet date.

Expenses, other than financing expenses and those deriving from nonmonetary items, are adjusted for the changes in the index from transaction date to balance sheet date. Expenses deriving from nonmonetary items are adjusted in correspondence with the adjusted balance sheet item.

Group equity in the results of affiliates is based on their adjusted financial statements.

The balance of the inflationary adjustment, not attributed to revenues or expenses as referred to above, is included in net financing income or expenses.

b.	Consolidation of financial statements:

The financial statements of the Company are consolidated with those of its investees that are under its control. The financial statements of jointly-owned investees are consolidated under the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in the consolidated financial statements.

c.	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, including bank deposits the original maturity of which at the date of the deposit does not exceed three months.

d.	Marketable securities:

Marketable securities are presented at fair value. Changes in fair value are included in the statements of operations.

e.	Allowance for doubtful accounts:

The allowance for doubtful accounts is specifically computed for accounts the collectibility of which, in the view of management, is doubtful.

f.	Inventories:

Inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined by the “first-in, first-out” method.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Investments in affiliates:

Investments in affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

h.	Fixed assets:

Fixed assets are stated at cost less grants received and accumulated depreciation. Improvements are capitalized, whereas maintenance and repairs are charged to operations as incurred. Borrowing costs incurred in connection with the construction of fixed assets are capitalized during the pre-operating period, according to Accounting Standard No. 3, “Capitalization of Borrowing Costs”, at the Company’s average annual interest rate on borrowings.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

%

Buildings and leasehold land	2
Furniture, equipment and installations	6 - 33 (mainly 10%)
Motor vehicles	15 - 20
Leasehold improvements	The lower of the term of the
lease or the estimated useful
lives (mainly 10%)

Fixed assets include the cost of internal-use software. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software (generally 4 years).

The excess of the acquisition cost of BSIP over the equity purchased, attributed to real estate, is amortized over the useful life of the property.

i.	Goodwill and deferred charges:

Goodwill is presented at cost and is amortized over the estimated period of benefit of 10 and 20 years (mainly 20 years). The circumstances that warrant an amortization period of 20 years for goodwill generated in the acquisition of the subsidiary, Blue Square Chain Investments and Properties Ltd. (“BSIP”), are as follows:

1.	The operations of BSIP have been in existence for over 20 years and BSIP has developed a reputation as a leading company in the operation of supermarket chains in Israel.

2.	Supermarket chains in Israel have a growth potential as a result of the development of the consumer market in Israel.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Debenture issuance costs – these costs are amortized over the term of the debentures on the basis of their outstanding balance.

Deferred charges -prepaid rental expenses and acquisition tax in respect of lease agreements are amortized over the remaining leasehold period.

j.	Convertible debentures:

Convertible debentures are included on the basis of the probability of their conversion. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders’ equity at the higher of their monetary or nonmonetary value.

k.	Rebates from suppliers:

Current rebates from suppliers are recorded in the financial statements upon receipt.

Rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements as purchases from these suppliers are made.

The Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The rebates are recognized in the financial statements as earned based on a systematic calculation of the extent to which the Company has reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, the Company’s relationship with the supplier, and the amount of the anticipated purchases for the remaining period. Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

l.	Revenue recognition:

Revenues from sales are recognized upon delivery of goods to the customer.

m.	Deferred taxes:

Deferred taxes are computed for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts deductible for income tax purposes (except temporary differences in respect of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI) and for carry forward losses. Deferred taxes are computed at the tax rates expected to apply at the time in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at balance sheet date. Deferred taxes are not provided with respect to taxes that would be incurred if investments in investees were sold, as long as it is probable that the sale of the investment is not expected in the foreseeable future. Dividends distributed from investee companies are nontaxable.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Impairment of assets:

In February 2003, Accounting Standard No. 15, “Impairment of Assets” was published. The Standard prescribes the accounting treatment and disclosure for impairment of assets. The Standard applies to all assets appearing in the balance sheet other than: (1) inventories, (2) assets arising from construction contracts, (3) assets arising from employee benefits, (4) deferred tax assets and (5) financial assets (except investments in investees that are not subsidiaries). According to the new Standard, if there is any indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life.

If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. An impairment loss previously recognized should be reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

As permitted by Standard No. 15, the Company elected early adoption of the Standard as of December 31, 2002.

The Company evaluates impairment separately for each store or other cash-generating unit. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or to other units.

The recoverable amount of the cash generating units is determined, in part, by value in use and, in part, by net selling price. In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. In determining the net selling price of an asset, management relies on estimates of the Company’s experts — see also Note 7b.

o.	Convenience translation into U.S. dollars:

The financial statements as of December 31, 2003 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2003 (U.S. $ 1 = NIS 4.379). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Linked balances and balances in foreign currency:

Balances in or linked to foreign currency are presented in the financial statements at the representative exchange rates prevailing on balance sheet date.

Balances linked to the Israeli CPI are based on the appropriate index for each linked asset or liability.

Data regarding changes in the Israeli CPI and the exchange rate of the U.S. dollar and the Euro are as follows:

	Israeli CPI	Exchange rate of U.S. dollar	Exchange rate of Euro
Year ended	%

December 31, 2003	(1.9)	(7.6)	11.3
December 31, 2002	6.5	7.3	27.2
December 31, 2001	1.4	9.3	3.8

The exchange rate of the U.S. dollar at December 31, 2003 – $ 1 = NIS 4.379 (2002 – NIS 4.737 and 2001 – NIS 4.416).

q.	Advertising costs:

Advertising costs are expensed as incurred.

r.	Club member awards:

Expenses in respect of club awards are principally recorded in cost of sales in the period during which the awards are earned through purchases by club members.

s.	Transactions with the previous parent cooperative:

The results of transactions with the previous parent cooperative involving investments and fixed assets were credited to additional paid-in capital.

t.	Earnings (loss) per share:

Earnings (loss) per share are computed in accordance with guidelines prescribed in Opinion No. 55 of the Institute of Certified Public Accountants in Israel. Basic earnings (loss) per share are computed on the basis of the weighted average of the paid-up share capital outstanding during the year, assuming conversion of convertible securities as of the later of the beginning of the year or the date of issuance, if such conversion is probable. Diluted earnings (loss) per share are computed as stated above, plus the effect of the assumed conversion of those convertible securities not included in the computation of basic earnings (loss) per share. If the effect of the assumed conversion of convertible securities is anti-dilutive, they are not included in the computation.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

v.	Effects of recently issued accounting pronouncements:

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates. In December 2002, Accounting Standard No. 17 was published and deferred the effective date of Accounting Standards No. 12 and No. 13 to January 1, 2004.

According to Accounting Standards No. 12 and No. 17, which deal with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

Accounting Standard No. 13 deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the reporting enterprise.

The adoption of Standard No. 12 could have an adverse effect on the results of operations of the Company. The extent of the effect is dependent on the rate of inflation and the composition of the assets and sources of financing of the Company.

The Company believes that the effect of Standard No. 13 on its results of operations, financial position and cash flows is not expected to be material.

NOTE 3:- TRADE RECEIVABLES

	December 31,
	2002	2003
	Adjusted NIS in thousands

Credit card receivables	477,585	472,934
Open accounts and checks receivables	57,940	59,248

	535,525	532,182
Less - allowance for doubtful accounts	17,962	19,210

	517,563	512,972

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- OTHER ACCOUNTS RECEIVABLE

	December 31,
	2002	2003
	Adjusted NIS in thousands

Deferred taxes (see Note 13b)	22,220	7,951
Prepaid expenses	13,579	18,033
Government agencies	31,986	46,833
Receivables from sale and cancellation of purchase of fixed
assets	5,250	21,861
Deposit *)	6,854	-
Other	16,735	24,084

	96,624	118,762

*)	As for acquisition of partner’s interest in partnership, see Note 6d.

NOTE 5:- INVENTORIES

Merchandise	319,670	268,897
Parts, raw materials and supplies	10,637	7,216

	330,307	276,113

NOTE 6:- INVESTMENTS IN INVESTEE COMPANIES

a.	Investments in affiliates – Composition:

	December 31,
	2002	2003
	Adjusted NIS in thousands

Shares:

Cost of shares	270	270
Post-acquisition earnings, net	946	1,688

	1,216	1,958
Perpetual capital notes (1)	1,259	1,325
Long-term loans (2)	427	716

	2,902	3,999

(1)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(2)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 5%. The repayment date has not yet been determined.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN INVESTEE COMPANIES (Cont.)

b.	Change during the year

Adjusted NIS in thousands

Balance as of January 1, 2003	2,902

Equity in earnings of affiliates, net	742
Changes in loans and capital notes, net	355

Balance as of December 31, 2003	3,999

c.	Company’s share of assets, liabilities, revenues and expenses of jointly controlled entities that are consolidated by the proportionate consolidation method:

	December 31,
	2002	2003
	Adjusted NIS in thousands

Current assets	8,557	6,952
Non-current assets	86,076	88,430
Current liabilities	13,697	13,676
Long-term liabilities	7,309	13,721

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands

Revenues, net	14,609	19,012	19,391
Costs and expenses	14,117	13,701	20,747

d.	A subsidiary owns 50% of the shares of Teco Ltd. (a company consolidated by the proportionate consolidation method), which is engaged in the production and marketing of packaging materials, among others, for Group companies.

As of the date of the approval of the Company’s financial statements, there are some unclear matters between the subsidiary and the other shareholder of Teco regarding the provision of sources of financing to Teco by the shareholders and regarding its future business activities, as a result of which, there are doubts regarding Teco’s ability to continue as a going concern. Furthermore, in view of these unclear matters, the financial statements of Teco as of December 31, 2003, have not yet been approved by the Board of Directors of Teco. The consolidated balance sheet of the Company as of December 31, 2003, includes assts of Teco in the amount of approximately NIS 12 million, and consolidated revenues of the Company for the year then ended include revenues of Teco amounting to approximately NIS 10.6 million. Company management believes that following the approval of the aforementioned financial statements of Teco, no material changes, if any, will be required to be made in the consolidated financial statements of the Company in relation to the amounts included in respect of Teco.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN INVESTEE COMPANIES (Cont.)

e.	Acquisition of partner’s interest in partnership:

In November 2002, a subsidiary entered into an agreement with the partner of the Jerusalem Malkha Shopping Center Partnership for the purchase of the partner’s 50% share in the partnership (the remaining 50% is held by the subsidiary) in consideration for approximately NIS 6,850 thousands. Implementation of the agreement was subject to the approval of the Director of the Antitrust Authority, which was obtained in March 2003. The goodwill arising from the above acquisition amounted to NIS 4.1 million.

As of December 31, 2002, the Company had deposited the amount of the consideration with a trustee until the date of final approval.

NOTE 7:- FIXED ASSETS

a.	Composition:

	Land and buildings including leasehold land (1)	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	Adjusted NIS in thousands

Cost:

Balance at January 1,2003 (*)	1,826,179	397,864	1,192,246	21,420	3,437,709
Additions	27,190	31,257	79,833	433	138,713
Disposals	(52,117)	(10,373)	(55,137)	(1,341)	(118,968)

Balance at December 31,2003	1,801,252	418,748	1,216,942	20,512	3,457,454

Accumulated depreciation:
Balance at January 1,2003 (*)	229,649	211,455	677,140	14,720	1,132,964
Provision	22,902	28,628	92,542	1,431	145,503
Eliminated on disposals	(7,807)	(9,345)	(33,935)	(985)	(52,072)

Balance at December 31,2003	244,744	230,738	735,747	15,166	1,226,395

Impairment of fixed
assets (see b below)	(87,105)	(14,612)	(56,171)	-	(157,888)

Net book value at
December 31, 2003	1,469,403	173,398	425,024	5,346	2,073,171

Net book value at
December 31, 2002 (*)	1,531,919	174,080	450,935	6,700	2,163,634

*)	Reclassified.

(1)	Certain real estate assets which had been transferred to the Company from the previous parent cooperative are in the process of being registered under the name of the Company.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- FIXED ASSETS (Cont.)

b.	In 2002, due to the continuing slowdown and decline in the activities of the Company’s business environment and due to the initial application of Accounting Standard No. 15 (see Note 2n), the Company recorded in 2002 a loss from impairment of assets in the amount of approximately NIS 141 million (loss of approximately NIS 99 million after taxes and minority interest). During 2003, due to, among others, the closure of stores (see Note 18(c)) and the continuing economic slowdown, the Company recorded a net loss from impairment of assets of approximately NIS 41.6 million (loss of NIS 27 million after taxes and minority interest). This impairment loss is net of a reduction of the impairment provision, recorded during 2002, in the approximate amount of NIS 21 million. The change in the impairment provision reflects updated operating and forecast results of the Company’s management regarding various assets. In calculating the impairment in 2003, based on discounted expected future cash flows, the Company used a discount rate of 8%, which was determined, among others, by an independent expert (2002 – 10%). The impairment loss is included in other expenses, in the statement of operations. The balance of the provision for impairment as of December 31, 2003, is after a reduction for depreciation in correspondence with the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the year.

c.	Liens, see Note 20.

NOTE 8:- OTHER ASSETS, NET

	December 31,
	2002	2003
	Unamortized balance	Cost	Accumulated amortization	Unamortized balance
	Adjusted NIS in thousands
Goodwill	83,556	110,163	27,628	82,535

Debenture issuance expenses	24	3,368	124	3,244
Prepaid rental expenses and
acquisition tax	10,154	35,995	30,067	5,928
Deferred taxes (see Note 13b)	14,262	44,566	-	44,566

	24,440	83,929	30,191	53,738

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- SHORT-TERM CREDIT FROM BANKS AND OTHERS

a.	Composition:

	December 31,
	2002	2003
	Adjusted NIS in thousands

Short-term credit from banks:

Not linked (1)	125,411	*)	6,653
In Japanese Yen (2)	-		32,720

Current maturities of long-term liabilities:

Loans	185,013	*)	173,148
Debentures (3)	8,000		-

	318,424		212,521

(1)	The balance as of December 31, 2003 bears variable interest at a weighted average annual rate of 9.6%.

(2)	The loan bears an annual interest rate of 0.8%.

(3)	During 2003, a subsidiary repaid the remaining debentures, which were issued to the public in 1988.

*)	Current maturities include an amount of approximately NIS 7.2 million, in respect of long-term loans received by a proportionately consolidated company from banks and in respect of which the proportionately consolidated company did not meet the financial covenants as of December 31, 2003. Accordingly, for reasons of prudence, the abovementioned loans were classified as current maturities. Non-fulfillment of the financial covenants relates also to short-term credit received by the proportionately consolidated company in the amount of NIS 4.6 million.

b.	Collateral – see Note 20.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2002	2003
	Adjusted NIS in thousands

Payroll and related expenses and other employee benefits	96,285	145,166
Previous parent cooperative (*)	6,989	2,618
Government authorities	29,164	9,820
Customer advances	80,616	103,385
Accrued expenses and other	98,753	100,934

	311,807	361,923

*)	The balance is not linked and bears variable interest. The average annual interest rate in 2003 was 6.0% (2002 – 6.9%).

NOTE 11:- LONG-TERM LOANS FROM BANKS

a.	Composition:

	Annual interest rate	December 31,
		2002	2003
		Adjusted NIS in thousands
	%

Linked to the Israeli CPI	4.9(1)	271,714	176,365
Not linked	(2)	268,619	282,867

		540,333	459,232
Less - current maturities		185,013	173,148

		355,320	286,084

(1)	Average rate as of December 31, 2003.

(2)	As of December 31, 2003 includes NIS 110 million at variable interest (average annual rate as of December 31, 2003 – 6.7%). The balance of NIS 173 million is at a fixed annual interest rate of 7.4%.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- LONG-TERM LOANS FROM BANKS (Cont.)

b.	The long-term loans are repayable in the years subsequent to the balance sheet date as follows:

Adjusted NIS in thousands

First year - current maturities	173,148
Second year	115,279
Third year	156,678
Fourth year	14,127

459,232

c.	Collateral – see Note 20.

NOTE 12:- DEBENTURES AND CONVERTIBLE DEBENTURES

a.	Composition:

	December 31,
	2002	2003
	Adjusted NIS in thousands

Debentures (Series A) (1)	-	200,000
Debentures issued by subsidiary	8,000	-

	8,000	200,000
Less - current maturities	8,000	-

	-	200,000

Convertible debentures (Series B) (2)	-	200,000

In August 2003, the Company issued to institutional investors NIS 400 million par value debentures in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each.

The debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates the Company does not repay more than one third of the par value of the debentures outstanding as of that date.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- DEBENTURES AND CONVERTIBLE DEBENTURES (Cont.)

(2)	200 million registered debentures (Series B) of NIS 1 par value each.

The debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2003 the conversion ratio is that each NIS 41.8 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed, since the date of issuance of the debentures (Series B) until balance sheet date. Subsequent to balance sheet date, the Company declared an additional dividend (see Note 16b). Accordingly, the conversion ratio was reduced so that each NIS 36.5 par value of debentures are convertible to one Ordinary shares of 1 NIS par value.

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

b.	Other terms:

1.	The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Maalot The Israeli Securities Rating Company Ltd. (“Maalot”) reduces the Company’s rating to BBB or lower, then within three months from one of the abovementioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the adjusted carrying value of the debentures of that series.

2.	In connection with the rating for the said debentures by Maalot, in July 2003 the Board of Directors of the Company resolved that the Company will not distribute dividends in the quarters in which the Company does not meet the following financial covenants:

a)	For the period from the date of the issuance of the debentures until June 30, 2006, the ratio between the Company’s monetary liabilities (as defined by Maalot) and the cumulative EBITDA in the preceding four quarters will be less than 3.5, and for the period from the aforementioned date, the ratio will be less than 3.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- NOTE 12:- DEBENTURES AND CONVERTIBLE DEBENTURES (Cont.)

b)	The ratio between the carrying amount of fixed assets on which a lien is not recorded and the Company’s monetary liabilities (as defined by Maalot) will exceed 1.2.

As of December 31, 2003, the Company meets the aforementioned financial covenants.

NOTE 13:- TAXES ON INCOME

a.	Tax laws applicable to the Company:

The Company and most of its subsidiaries in Israel are subject to the Income Tax Law (Inflationary Adjustments), 1985.

In accordance with the Inflationary Adjustments Law, the results for tax purposes are measured in accordance with the changes in the Israeli CPI.

b.	Deferred taxes:

1.	Deferred taxes are composed of the following:

	December 31,
	2002	2003
	Adjusted NIS in thousands

Temporary differences in respect of:

Provisions and accruals	31,193	35,267
Tax loss carryforwards	-	17,447
Depreciable fixed assets and deferred charges	(10,569)	(15,519)

	20,624	37,195

Presented in balance sheet as follows:

Other accounts receivable	22,220	7,951
Intangible assets and deferred charges	14,262	44,566
Long-term liabilities	(15,858)	(15,322)

	20,624	37,195

2.	The Company and its subsidiaries have operating tax loss carryforwards of approximately NIS 56.1 million. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 16.0 million. The tax benefit in respect of operating tax loss carryforwards amounting to NIS 7.9 million and in respect of all of the capital tax loss carryforwards has not been recorded due to uncertainty of their realization.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- TAXES ON INCOME (Cont.)

c.	Income tax expense:

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands

In respect of the reported year:

Current	108,930	75,269	28,545
Deferred	(3,126)	(33,886)	(16,571)
Tax expense (benefit) in respect of prior
years	2,019	695	(3,529)

	107,823	42,078	8,445

d.	Effective tax:

The difference between theoretical income tax expense computed on income before taxes at the statutory tax rate (36%) and the income tax expense as reflected in the financial statements, is explained as follows:

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands

Income before taxes on income, as reported in
the statement of income	280,197	55,635	11,509

Theoretical tax expense	100,872	20,028	4,143

Increase (decrease) in taxes resulting from:

Nondeductible amortization and impairment
losses in respect of goodwill and fixed
assets	6,383	18,067	7,892
Losses for which no tax benefit has been
recorded (utilization of tax benefits not
previously recorded), net	(3,050)	539	(3,395)
Tax expense (benefit) in respect of prior
years	2,019	695	(3,529)
Nondeductible expenses and other, net	1,599	2,749	3,334

Income tax expense	107,823	42,078	8,445

e.	Tax assessments:

Blue Square has received final tax assessments, or assessments deemed to be final, for tax years through 1998. Some of the principal subsidiaries have received final assessments for tax years through 2001. For some of the subsidiaries, no final tax assessments have been received since their inception.

Regarding tax assessments received subsequent to balance sheet date – see Note 15a(12).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- ACCRUED SEVERANCE PAY

a.	Severance pay:

Substantially all Company employees have joined comprehensive pension or management insurance plans. The payments to the pension funds and insurance companies fulfill the Company’s obligation to employees as required by the Severance Pay Law. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet.

Amounts deposited with severance pay funds include profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Severance Pay Law and labor agreements.

b.	Compensation for unutilized sick leave:

Pursuant to agreements signed between the Company and its employees, the employees are entitled each year to 30 days of sick leave, the rights to which accumulate under certain conditions. According to the agreements, the Company is required to make payments to an employee who has unutilized sick leave upon retirement based upon the following:

–	An employee who utilized 65% of the accumulated amount of sick leave is not entitled to any compensation.

–	An employee who utilized over 36% but less than 65% of the accumulated sick leave is entitled to a payment for 7 days for each 30 days of unutilized sick leave.

–	An employee who utilized less than 36% of the accumulated sick leave is entitled to a payment for 10 days for each 30 days of unutilized sick leave.

The accrual for unutilized sick leave included in the financial statements is based on an independent actuarial calculation (which takes into account estimated employee turnover, future wage levels, etc.)

c.	The amount in the balance sheet is comprised as follows:

	December 31,
	2002	2003
	Adjusted NIS in thousands

Accrued severance pay	18,733	25,983
Less - amounts funded	12,758	14,602

	5,975	11,381
Provision in respect of unutilized sick leave	17,691	14,218

	23,666	25,599

d.	Severance pay expense in the years ended December 31, 2001, 2002 and 2003 amounted to NIS 54 million, NIS 48 million and NIS 56 million, respectively.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Contingent liabilities:

1.	On April 17, 1999, an inquiry was conducted at the Company’s offices by representatives of the Antitrust Authority. To the best of the Company’s knowledge, the inquiry was conducted in connection with an investigation of a suspicion of restrictive trade arrangements between major supermarket chains and the large suppliers. In addition, the Company’s former CEO and other senior officers of the Company were investigated. The Antitrust Authority is continuing its investigation into the Company and additional inquiries were conducted at the Company’s offices.

On May 29, 2003, the Director of the Antitrust Authority (“the Director”) notified the Company of the findings of the investigation. On that date, the Director published a document which details his views regarding the commercial conduct between the large suppliers and the major supermarket chains, including the Company and its subsidiary.

The document also includes the Director’s findings regarding various trade practices disclosed during the investigation that decrease competition in the food sector. In this document, there was no specific references in respect of the Company and/or the subsidiary. The document was issued for public comment. The Director also announced that the question of enforcement measures against the relevant parties will be evaluated separately. On August 7, 2003 the Company submitted its comments on the said document. As far as the Company knows, additional comments on the said document were submitted by other supermarket chains and major food suppliers. The Director has not yet responded to these additional comments.

Management of the Company believes, based, among others, on the opinion of its legal counsel, that it is not possible at this stage to estimate the effects, if any, of the results of the investigation, the Director’s findings and his position regarding trade practices between the suppliers and the supermarket chains, on the Company’s business.

2.	In 2002, the Director announced that the arrangements relating to the gift certificates issued by the Company and other supermarket chains apparently constitute a restrictive arrangement pursuant to the Antitrust Law.

Management cannot presently determine the impact, if any, of the aforementioned announcement on the Company’s business. Following the announcement, the Company decided to cease issuing the gift certificates jointly with other chains and is presently issuing its own gift certificates.

3.	In January 2003, the Director notified the Company that, in circumstances of intense domestic competition, the practice whereby the marketing chains automatically and unilaterally reduce suppliers’ purchase prices, in the absence of prior mutual agreement, is apparently, a restrictive arrangement. Prior to evaluating the actions to be taken pursuant to the law in respect of these matters, the Director has instructed the Company to immediately cease the aforementioned practice or any similar practice. Management of the Company and its legal counsel are presently unable to estimate the effect of the Authority’s notification in respect of this matter.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

4.	In March 2003, the Antitrust Authority notified the Company that the previous arrangement between a subsidiary and another party with respect to a partnership at the Malha Shopping Center branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved, through the subsidiary’s acquisition of the other party’s share of the partnership (approval for the acquisition was given by the Director — see Note 6d). Management of the Company and its legal advisors, are presently unable to estimate the effect of the notification of the Authority and its ultimate outcome.

5.	On April 9, 2003, a suit for NIS 320 million against the Company and three other supermarket chains was filed with the Tel Aviv District Court, together with an application for the suit to be recognized as a class action. The suit stipulated that the portion of the suit attributable to the Company amounts to approximately NIS 108 million.

The plaintiff is claiming compensation from the Company and the other supermarket chains for overcharges that result from the weighing of products in bulk, together with the packaging materials. According to the plaintiff, the customer is charged an aggregate amount that includes a charge for the packaging materials, which charge, the plaintiff alleges, is illegal.

Management of the Company, based on the opinion of its legal advisers, believes that the Company has good defenses, and that it is likely that the application for class action will be rejected. Accordingly, no provision with respect to the above suit has been recorded in the financial statements.

6.	In June 2003, a petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against the Company and certain investees in the Tel Aviv District Court. The petitioner is claiming damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies. Management of the Company, based on the opinion of its legal advisers, believes that it is likely that the petition will be accepted, and accordingly no provision with respect to the above suit has been recorded in the financial statements.

7.	The Company’s supermarkets in Israel require operating permits from local municipal authorities, the granting of which are conditional upon obtaining the prior approval of various agencies, including the Ministries of Health and Environment and the Police and Fire Departments. Certain of these permits were issued in the name of other entities other than the Company. Also, certain of the Company’s stores have not yet been issued permits or their permits have expired and require renewal. In the event that the Company is unable to obtain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

8.	The previous parent cooperative submitted a monetary claim in the amount of approximately NIS 11 million against a former acting chairman of the board of directors of the Company in respect of the benefit he derived in connection with the grant of options for shares of the Company. According to the claim of the previous parent cooperative, the former acting chairman was not entitled to the options on the date of the grant since he was not an officer of the Company on that date. In addition, the procedure for the approval of the grant of the options was not proper and appropriate disclosure was not made.

The former acting chairman of the board of directors approached the Company with a demand for receipt of indemnification, as a former officer, in connection with the above claim in the event that he is required to repay any amounts.

The audit committee of the board of directors of the Company decided to reject the demand for indemnification since, among others, at the time the options were granted, the former acting chairman was not serving as an officer of the Company. Therefore, without the approval of the audit committee, the letter of indemnity provided to him while a board member is not in effect. Accordingly, no provision was included in the financial statements in connection with the said demand.

9.	The Company and the previous parent cooperative had different interpretations in respect of the payment of certain benefits amounting to NIS 11 million for employees previously employed by the parent cooperative and transferred to the Company. As previously agreed by the parties in respect of such matters, this issue had been submitted to arbitration. In March 2003, the arbitrator decided that the above mentioned amount is payable in its entirety by the Company. Accordingly, the expense was included in the statement of operations for 2002 in other expenses (see Note 18c).

10.	In November 2001, a claim was filed against the Company, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested approval of the claim as a class action in the amount of approximately NIS 250 million. On January 13, 2003, the Tel Aviv District Court dismissed the request to recognize the said claim as a class action. The plaintiffs have appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

11.	Other claims have been filed against the Company in respect of various matters which arose in the ordinary course of business and legal proceedings in respect thereof are under way. Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances and the final outcome of these claims will not have a material adverse effect on the Company’s results of operations or financial position.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

12.	Subsequent to balance sheet date, in February 2004, the Company received tax assessments for the years 1999-2001, according to which the Company is required to pay approximately NIS 8 million. These assessments relate to the non-deductibility of certain expenses that were claimed by the Company. Management of the Company disagrees with the standpoint of the tax authorities and intends to submit an objection to these assessments. In management’s opinion, the Company will not be required to pay material amounts, if any, in connection with these assessments, in excess of the accruals included in the financial statements.

b.	Commitments:

1.	Stores that are operated by the Company are leased under non-cancelable long-term leases, mostly with renewal options. Rent expense under these leases amounted to NIS 78 million, NIS 85 million, and NIS 95 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Future minimum payments under non-cancelable operating leases for the years subsequent to balance sheet date, are as follows:

Adjusted NIS in thousands

First year	104,591
Second year	99,953
Third year	94,830
Fourth year	88,866
Fifth year	75,289
Sixth year and thereafter	332,605

796,134

2.	On October 1, 2001, the Law for Deposits on Beverage Containers, 1999, became effective. The Company and other supermarket chains have entered into an agreement with producers and importers of beverages to establish a recycling entity whose purpose is to set up and operate a mechanism to implement the provisions of the Law regarding refunds of deposits, collection of beverage containers and their recycling. The Company has provided a guarantee for the benefit of the recycling entity in the amount of NIS 333,000.

In January 2003, the Company disassociated from the Company for Drink Containers Collection Corporation Ltd. after giving notification of its decision to disassociate from the corporation.

3.	As of December 31, 2003, the Company has entered into agreements for the purchase of real estate and equipment, in the aggregate amount of approximately NIS 49 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

4.	Co-op provided certain management and other services to Blue Square in consideration for an annual management fee of $ 500,000 (2002 – $ 600,000), untilJune 30, 2003 when the Co-op sold its interest in the Company to Bronfman – Alon Ltd. These services included consultations on business strategy, financial policies, labor relations, marketing, and joint ventures.

In October 2003 the Board of Directors and audit committee of the Company approved annual management fees in the amount of $ 600,000 to Bronfman – Alon (effective July 2003). These management fees are subject to shareholder approval.

c.	As part of a comfort letter provided to a bank by a subsidiary and the other shareholder in a proportionately consolidated company, the subsidiary and the other shareholder have undertaken to act such that the shareholders’ equity of the proportionately consolidated company will not be less than a predetermined ratio and that the amount of the Company’s annual purchases from the proportionately consolidated company will not be less than a predetermined amount – see Note 9. Furthermore, the subsidiary and the other shareholder have undertaken to ensure that the proportionately consolidated subsidiary will fulfill its liabilities toward the bank. As of December 31, 2003 the subsidiary’s portion of the bank debt of the proportionately consolidated company is NIS 11.7 million.

d.	Guarantees:

1.	A subsidiary has provided a bank guarantee for a third party in the amount of NIS 0.7 million.

2.	As of balance sheet date, a subsidiary granted to an associated company guarantees in respect of liabilities of the associated company to banks in the amount of NIS 1.1 million.

3.	The Company has provided bank guarantees to suppliers and customers in an aggregate amount of approximately NIS 5.3 million.

NOTE 16:- SHARE CAPITAL

a.	In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of $ 11. In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE) and on the International Stock Exchange in London (SEAQ). The issued shares represent 21.9% of the outstanding Ordinary Shares of the Company subsequent to the issuance.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- SHARE CAPITAL (Cont.)

b.	Dividends:

In September 2003, the Company distributed a dividend in the amount of U.S.$ 66.1 million (U.S.$ 1.72 per Ordinary share or ADS) which dividend was declared in August 2003.

Subsequent to balance sheet date, in January 2004, the Company declared and paid a dividend in the amount of approximately U.S. $ 45.3 million (U.S. $ 1.18 per Ordinary share or ADS).

NOTE 17:- FINANCIAL INSTRUMENTS

a.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

trade receivables is covered by credit card companies. Accordingly, the credit risk relating to such receivables is minimal. Management regularly monitors the balance of trade receivables, and the financial statements include an allowance for doubtful accounts which management believes is adequate.

b.	Currency exposure:

The Company has short-term monetary liabilities in excess of short-term monetary assets, in or linked to foreign currency (mainly Japanese Yen), amounting to approximately NIS 30.8 million, short-term monetary liabilities in excess of short-term monetary assets that are not linked in the approximate amount of NIS 480.9 million, and short-term monetary liabilities in excess of short-term monetary assets that are linked to the Israeli CPI in the approximate amount of NIS 25.0 million. In addition, the Company has long-term monetary liabilities in excess of long-term monetary assets that are linked to the Israeli CPI amounting to NIS 575.2 million and long-term monetary liabilities in excess of long-term monetary assets that are not linked in the approximate amount of NIS 134.5 million.

c.	Fair value of financial instruments:

The carrying value of cash and cash equivalents, receivables, other current assets, long-term liabilities, payables and accrued expenses equals or approximates their fair value. The fair value of loans from banks also approximates their fair value because they bear interest at rates that approximate market rates.

d.	Derivative financial instruments:

As of December 31, 2003, the Company entered into a number of forward transactions for the acquisition of approximately $ 550 thousand for approximately NIS 2.4 million.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- SUPPLEMENTAL INFORMATION TO STATEMENTS OF OPERATIONS

a.	Selling, general and administrative expenses:

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands

Includes advertising	43,246	39,286	42,957

b. Financial income (expenses), net: *)

In respect of:
Long-term loans and debentures	(22,275)	(14,965)	(47,217)
Short-term loans, net	(5,261)	(1,405)	(3,710)
Increase in value of marketable securities
and short-term deposits, net	9,087	12,766	14,082
Purchasing power gain (loss) in respect of
other monetary items and others, net	5,340	19,504	(11,968)

	(13,109)	15,900	(48,813)

*) Net of capitalization of borrowing
costs capitalized	8,013	3,925	1,956

c.	Other expenses, net:

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands

Compensation and employee benefits (4)	-	-	(63,900)
Termination benefits in respect of efficiency
plan (3)	-	-	(26,084)
Capital gain from sale of investments in
investees (1)	2,828	-	-
Gain from sale of fixed assets, net	1,201	20	666
Impairment of fixed assets and goodwill (2)(3)	(5,179)	(141,111)	(43,581)
Costs in respect of closure of stores (lease
termination costs and other)	(17,002)	(22,080)	(5,649)
Employee rights in respect of prior years
(see Note 15a(6))	-	(10,833)	-
Other, net	-	-	1,936

	(18,152)	(174,004)	(136,612)

(1)	In December 2001, the Company sold its holdings (50%) in Regba Properties Ltd. and Regba Streets Ltd. (to a third party) which were previously consolidated by the proportionate consolidation method and which were engaged in the construction of a commercial center.

The proceeds from the sale amounted to approximately NIS 30 million and the gain (before income taxes) amounted to approximately NIS 2.9 million. The proceeds from the sale were received in 2002.

(2)	2002 and 2003 — mainly impairment losses in respect of fixed assets, see Note 7b.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- SUPPLEMENTAL INFORMATION TO STATEMENTS OF OPERATIONS (Cont.)

(3)	As a result of adoption of an efficiency plan by the Company that includes termination of employees and closure of a number of unprofitable stores, the Company’s consolidated statement of operations for the year ended December 31, 2003 includes expenses in the amount of approximately NIS 26 million is in respect of termination benefits and approximately NIS 23.5 million is in respect of impairment of fixed assets relating to closure of unprofitable stores (impairment loss included in the above caption – “impairment of fixed assets”).

(4)	Following the change in the control of the Company, agreements were reached between the Company and its employees and management pursuant to which the employees are entitled to receive certain bonuses and additional future benefits, which include a bonus equivalent to 1% of the amount of every dividend to be distributed by the Company to its shareholders, up to a maximum cumulative dividend distribution of U.S.$250 million. It was also agreed that in the event the Company makes another public offering of its shares, the Company will offer to the employees to purchase up to 10% of the shares offered to the public at a price not exceeding 80% of the minimum offering price. In the event that convertible securities will be offered, the employees will be entitled to a discount of 20% from the exercise price or the rate of conversion. In the event shares are offered to the public together with other securities, employees will be entitled to a discount of 20% only on the offering price of the shares.

As a result of the abovementioned agreements, the Company recorded an expense of approximately NIS 63.9 million (before income taxes and minority interest) in respect of the aforementioned compensation and benefits to which the employees are entitled.

NOTE 19:- TRANSACTIONS WITH RELATED PARTIES

a.	Previous parent cooperative:

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands

Financial expenses	661	1,150	254

Rent expense	1,536	1,351	774

Management fees	3,387	2,443	1,003

b.	In 2002, the Company assumed the liability of a former related party in connection with a previously joint club award program of the company and the former related party. In consideration for the assumption of the liability, the Company received NIS 5 million from the former related party.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:- TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Bronfman – Alon and its related parties:

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands

Management fees	-	-	1,160
Directors' fees	-	-	584	*)
Legal consulting	-	-	21
Purchase of merchandise	-	-	7,215
Purchase of fuel products	-	-	1,850

*)	Represents payments to Bronfman – Alon in respect of directors’ fees for two directors of the Company and its subsidiary, in accordance with an agreement providing that each of the directors are entitled to monthly remuneration in the amount of NIS 42 thousand.

d.	The Company and its subsidiary signed agreements to purchase from related parties fuel products and merchandise at market prices. Also, the companies entered into agreements according to which related parties will operate fast food services in their stores in consideration for a percentage of revenues described in the agreements.

e.	In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to a related party purchasing and supply services for stores operated by the related party. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

NOTE 20:- LIENS

a.	As collateral for liabilities to banks, subsidiaries have registered fixed and floating charges on all of their current assets, fixed assets, goodwill, rights to insurance, receivables from credit companies and share capital. As of December 31, 2003, the balance of liabilities collateralized amounts to NIS 20.2 million.

b.	To secure liabilities of a subsidiary in respect of benefits received in the framework of investments in its Approved Enterprise, the subsidiary recorded fixed charges on the machinery, equipment and insurance rights in favor of the State of Israel (total investment grants received amount to approximately NIS 2.3 million).

c.	Regarding financial covenants in respect of debentures – see Note 12b.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

a.	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP), as described below:

1.	Financial Statements in adjusted NIS:

In accordance with Israeli GAAP, the financial statements are presented in accordance with a comprehensive basis of accounting for inflation.

U.S. GAAP does not generally provide for the adjustment of financial statements for the impact of inflation for entities which do not operate in an hyperinflationary economy. Pursuant to Securities and Exchange Commission requirements applicable to foreign private issuers, the Company has not included the impact of inflationary accounting applied under Israeli GAAP in the accompanying reconciliation to U.S. GAAP.

2.	Deferred taxes:

Under Israeli GAAP, deferred taxes are not provided for differences between the financial reporting and income tax basis of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI.

Under U.S. GAAP, deferred taxes are provided on all such differences between the financial reporting and income tax basis of land and fixed assets.

3.	Compensation expense in respect of options issued to employees:

Under Israeli GAAP, the 1996 Stock Option Plan and previous options plans do not require the recognition of compensation expense.

For the purpose of the reconciliation to U.S. GAAP, the Company has adopted the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Under APB 25, the excess, if any, of the quoted market price of the shares at the grant date over the exercise price of the stock options, is amortized to compensation expense over the vesting period.

In respect of the reconciliation to U.S. GAAP for the reported periods, the effect of the aforementioned difference is a reduction in retained earnings with an offsetting increase in additional paid-in capital with no effect on the Company’s results of operations.

4.	Proportionate consolidation:

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation. For the Company’s share in assets, liabilities, revenues and expenses of jointly controlled companies consolidated by the proportionate consolidation method, see Note 6C.

5.	Goodwill:

Under Israeli GAAP, goodwill is amortized over the estimated period of benefit, but not longer than 20 years. Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

Under U.S. GAAP (SFAS 142 – “Goodwill and Other Intangible Assets”), goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over the estimated period of benefit and thereafter is no longer amortized. Goodwill acquired in a business combination for which the date of acquisition is on or after July 1, 2001 is not amortized.

According to U.S. GAAP, goodwill is to be tested for impairment on adoption of SFAS 142 and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined by the Company based on market capitalization of the reporting unit.

6.	Impairment of long-lived assets:

The Company elected early adoption as of December 31, 2002, of Israeli Accounting Standard No. 15 regarding impairment of assets (see Note 2n). According to this Standard, if the carrying amount of an asset exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

According to U.S. GAAP (SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

As a result, certain circumstances which would require an impairment loss to be recorded under Israeli GAAP would not require an impairment loss to be recorded under U.S. GAAP.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

Under Israeli GAAP an impairment loss previously recognized should be reversed when there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment was recognized.

Under U.S. GAAP restoration of a previously recognized impairment loss is prohibited. The adjusted carrying amount of the asset impaired is its new cost basis.

7.	Dividend declared subsequent to balance sheet date:

In accordance with Israeli GAAP, dividends declared subsequent to balance sheet date are presented as a separate component in shareholders’ equity. Under U.S. GAAP, the dividends are not recorded as a separate component in shareholders’ equity.

8.	Start-up costs:

According to Israeli GAAP, start up costs of a discontinued affiliate sold to the previous parent cooperative, were capitalized and amortized over a period of between 3 and 5 years. According to U.S. GAAP, such start up costs are charged to expense as incurred.

9.	Classification of certain expenses:

Under Israeli GAAP, certain expenses amounting to approximately NIS 139 million, NIS 174 million and NIS 22 million for the years ended December 31, 2003, 2002 and 2001 respectively, and amortization of goodwill in the amount of approximately NIS 5.3 million for the year ended December 31, 2001, are included in non-operating expenses whereas in accordance with U.S. GAAP such items are included in operating expenses.

10.	Accrued severance pay:

According to U.S. GAAP, accrued severance pay and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively. Income from earnings on amounts funded is added to severance pay funds.

According to Israeli GAAP, accrued severance pay is included in the balance sheet net of any related funded amounts including the income from earnings on amounts funded.

See Note 14c for the presentation in the Company’s balance sheet.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

11.	Cash flow classification of marketable securities:

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as held for trading are included in cash flows from operating activities.

12.	Earnings (loss) per share:

According to Israeli GAAP, the dilutive effect of convertible securities is included in the computation of basic earnings (loss) per share if their exercise or conversion is considered to be probable, even if their effect is antidilutive. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the payments for conversion of the debentures into shares. According to US GAAP, basic earnings (loss) per share excludes all dilutive securities.

The above difference did not have an effect on the computation of earnings (loss) per share for the periods presented.

13.	Convertible debentures:

(1)	Under Israeli GAAP convertible debentures are included on the basis of the probability of their conversion. If conversion is not probable they are recorded as liabilities at their monetary value; if conversion is probable they are presented as a separate caption between liabilities and shareholders’ equity at the higher of their monetary or nonmonetary value.

Under U.S. GAAP, convertible debentures are recorded as liabilities at their monetary value.

The abovementioned difference did not have any effect on the financial statements for all periods presented.

(2)	Under U.S. GAAP, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, embedded beneficial conversion features included in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

As described in Note 12a(2), the conversion price of the convertible debentures is subject to adjustment, among others, upon the distribution of a cash dividend, which accordingly results in a contingent beneficial conversion feature that should be recognized under EITF No. 98-5 and EITF No. 00-27. Under issue 7 of EITF No. 00-27, the Company should recognize the beneficial conversion feature only when the conversion price is adjusted below the share market price on the commitment date (market price on the date of the issuance of the convertible debentures).

As described in Note 12a(2), in September 2003, due to a dividend distribution, the conversion price was adjusted to NIS 41.8, which is below the market price of the shares at the commitment date (NIS 42.4). Accordingly, under U.S. GAAP, the Company recorded a beneficial conversion feature (credited to additional paid-in capital (“APIC”)) amounting to NIS 2,870 thousand, which equals the difference between the market price of the shares at the commitment date and the adjusted conversion price, multiplied by the number of shares resulting from the conversion.

The resulting discount on the convertible debentures is amortized over the remaining term of the debentures. Accordingly, the Company recorded, under U.S. GAAP, for the year ended December 31, 2003, additional interest expense in the amount of NIS 140 thousand.

Subsequent to balance sheet date, the conversion price was further adjusted to NIS 36.5, as a result of another dividend distribution. As a result, the Company will record an additional discount on the debentures, in the amount of approximately NIS 29.5 million against a credit to APIC.

Under Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

1.	Consolidated statements of operations:

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands (except share and per share data)

Net income (loss) as reported, according to Israeli GAAP	150,812	7,241		(7,046)
Amortization of goodwill	-	5,277		5,740
Interest expense in respect of
convertible debentures	-	-		(140)
Impairment of long-lived assets, net
of taxes	-	52,790	*)	(808)
Deferred taxes on income	592	876		1,734
Minority interest in respect of the
above	(11)	(3,588)		(432)

Net income (loss) according to U.S. GAAP	151,393	62,596		(952)

Net income (loss) per share as
reported, according to Israeli GAAP
(primary and fully diluted):

Net income (loss) per share	3.93	0.19		(0.18)

Per U.S. GAAP:

Basic and diluted earnings (loss) per
share	3.94	1.63		(0.02)

Weighted average number of shares or
ADS outstanding (basic and diluted)	38,400,000	38,400,000		38,400,000

*)	Includes:

1.	Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges.

2.	Difference due to reversal of impairment losses under Israeli GAAP, which is not permitted under U.S. GAAP.

3.	Difference due to impairment losses included under U.S. GAAP in the current period, whereas under Israeli GAAP such impairment losses were included in previous periods.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

2.	Consolidated balance sheets:

	December 31, 2002			December 31, 2003
	As reported	Adjustment	As per U.S. GAAP	As reported	Adjustment	As per U.S. GAAP
	Adjusted NIS in thousands

Severance pay fund (6)	-	(12,758)	(12,758)	-	(14,601)	(14,601)
Fixed assets, net (5)	(2,167,494)	(75,417)	(2,242,911)	(2,073,169)	(74,949)	(2,148,118)
Intangible assets and
deferred charges (4)	(104,136)	(5,277)	(109,413)	(136,273)	(11,017)	(147,290)
Deferred taxes, net (1)	(20,624)	41,432	20,808	(37,195)	40,043	2,852
Accrued severance pay (6)	23,666	12,758	36,424	25,599	14,601	40,200
Convertible debentures (7)	-	-	-	200,000	(2,730)	197,270
Minority interest (3)	152,095	3,110	155,205	160,265	3,542	163,807
Additional paid-in
capital (2)	741,008	18,286	759,294	741,008	21,156	762,164
Retained earnings (3)
Dividend
declared after
balance sheet
date	-	-	-	198,421	(198,421)	-
Unappropriated	546,287	17,864	546,151	45,790	222,375	268,165
Total shareholders'
equity	1,339,416	36,150	1,375,566	1,037,340	45,110	1,082,450

(1)	Effect of difference described in a(2) above and tax effect of difference described in a(6) above.

(2)	Options issued to employees (see a(3) above), difference in capital gain, net of tax, from transactions with the previous parent cooperative, and difference in respect of convertible debentures (see a(13)(2) above).

(3)	Net effect of reconciling items.

(4)	As for amortization of goodwill, see a(5) above.

(5)	As for the effect of Standard No. 15, see a(6) above.

(6)	See a(10) above.

(7)	See a(13)(2) above.

BLUE SQUARE - ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EFFECT ON THE FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

3.	Consolidated statements of cash flows:

	Year ended December 31,
	2001	2002	2003
	Adjusted NIS in thousands

Cash flows from operating activities:

As per Israeli GAAP	321,551	291,205	262,831
Adjustment (1)	37,917	5,563	(11,572)

As per U.S. GAAP	359,468	296,768	251,259

Cash flows from investing activities:

As per Israeli GAAP	(234,597)	(199,114)	(125,928)
Adjustment (1)	(37,917)	(5,563)	11,572

As per U.S. GAAP	(272,514)	(204,677)	(114,356)

(1)	See a(11) above.

BLUE SQUARE - ISRAEL LTD.
APPENDIX TO THE FINANCIAL STATEMENTS

SCHEDULE OF PRINCIPAL INVESTEE COMPANIES

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2003

Blue Square-Israel Ltd.	The Blue Square Chain
	Investments & Properties Ltd.	80.7%	Subsidiary

	Kenyon Hadar Management
	Company Ltd.	50%	Proportionately consolidated

The Blue Square Chain Investments & Properties Ltd	The Blue Square Chain (Hyper Hyper) Ltd.	100%	Subsidiary

			Proportionately
	Teco Ltd.	50%	consolidated

			Proportionately
	Center Investments 1108 Ltd.	50%	consolidated

			Proportionately
	Izdarehet Investments Company Ltd.	50%	consolidated

The Blue Square Chain	Hyper Lod Center Ltd.	100%	Subsidiary
(Hyper Hyper) Ltd.
	Kenyon Malha Jerusalem Partnership	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	35.9%	Associated company